UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-39199

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TRxADE HEALTH, INC.

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

2420 Brunello Trace

(Address of Principal Executive Office (Street and Number))

Lutz, Florida 33558

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

TRxADE HEALTH, INC. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the annual period ended December 31, 2023 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense because additional time is required to finalize its financial statements and related disclosures required to be included in the Annual Report.

The Company is working diligently to complete the Annual Report as soon as possible and intends to file the Annual Report on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Surendra Ajjarapu	(800)	261-0281
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary results prepared by the Company for the fiscal year ended December 31, 2023, indicate a significant change in results of operations from the prior fiscal year. Given various transitions and strategic transactions the Company effected or pursued during the 2023 fiscal year, the Company’s consolidated results of operations may not comparable to the Company’s consolidated results of operations for prior years and may not be comparable with the Company’s consolidated results of operations for future fiscal years.

The Company’s consolidated statements of operations and income for the fiscal year ended December 31, 2023 are expected to reflect an approximate 10% decrease in total revenues, an 8% increase in total operating expenses (inclusive of a 36% increase in general and administrative expenses), and a 92% increase in the Company’s operating loss. These factors together with greater interest expenses incurred during 2023 and a greater net loss on discontinued operations during 2023, contributed to the Company incurring an approximate 183% increase in its net loss during the 2023 fiscal year when compared to the fiscal year ended December 31, 2022.

TRxADE HEALTH, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2024	By:	/s/ Surendra Ajjarapu
	Name:	Surendra Ajjarapu
	Title:	Chief Executive Officer
(Principal Executive Officer)